Exhibit 97

Clawback Policy
Policy Statement
Old National Bancorp (the “Company”) has adopted this Clawback Policy (the “Policy”) pursuant to Rule 10D-1 of the Securities and Exchange Commission (“SEC”) and Rule 5608 of the Nasdaq Stock Market (“Nasdaq”). Subject to and in accordance with the terms of this Policy, upon a Recoupment Event, the Company shall recover in a reasonable and prompt manner from each Covered Executive the amount of any Erroneously Awarded Compensation that was received by the Covered Executive during the Lookback Period.
Administration
This Policy will be approved and administered by the Talent Development and Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”). The Committee shall review this Policy on an annual basis and shall approve any amendments hereto.
Definitions
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in the Company’s previously issued financial statements that is material to such previously issued financial statements, or to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Covered Executives” means each current and former executive officer of the Company who is a member of the Company’s Executive Leadership Team, and includes the persons who are officers of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934 (the “Exchange Act”).
“Erroneously Awarded Compensation” means, with respect to each Covered Executive in connection with an Accounting Restatement, the excess of the amount of Incentive-Based Compensation Received by the Covered Executive during the Lookback Period over the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (a) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and (b) the

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Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
“Financial Reporting Measures” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived, in whole or in part, from such financial statements. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements of the Company or included in a filing with the SEC, and may include any metric or goal used to determine whether any Incentive-Based Compensation is earned.
“Incentive-Based Compensation” means any compensation that is granted, earned, vested, received or paid, in whole or in part, upon attainment of a Financial Reporting Measure.
“Lookback Period” means the three completed fiscal years immediately preceding the Required Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
“Received” means Incentive-Based Compensation that is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, grant, earning or vesting of the Incentive-Based Compensation occurs after the end of that period.
A “Recoupment Event” occurs when the Company is required to complete an Accounting Restatement.
“Required Restatement Date” means the earlier to occur of: (a) the date the Board, the Committee, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date a court, regulator or independent auditor requires the Company to prepare an Accounting Restatement.
Amount Subject to Recovery
The Incentive-Based Compensation subject to recovery under this Policy includes such compensation that is Received by a Covered Executive (a) on or after October 2, 2023 (even if such Incentive-Based Compensation was approved, awarded or granted prior to that date), (b) after the individual began service as a Covered Executive; (c) if the individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (d) while the Company has a class of securities listed on the Nasdaq Stock Market.
The amount of Incentive-Based Compensation subject to recovery from a Covered Executive upon a Recoupment Event is the Erroneously Awarded Compensation, which amount shall be determined by the Committee in accordance with this Policy.

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Recovery of Erroneously Awarded Compensation
Promptly following a Recoupment Event, the Committee will determine the amount of the Erroneously Awarded Compensation for each Covered Executive, and the Company will provide each such Covered Executive with a written notice of such amount and a demand for repayment or return. Upon receipt of such notice, each affected Covered Executive shall promptly pay or return such Erroneously Awarded Compensation to the Company.
If such repayment or return is not made within a reasonable time, the Company shall pursue recovery of any Erroneously Awarded Compensation. The Committee may determine the method for reimbursement, repayment or forfeiture of the Erroneously Awarded Compensation based on all applicable facts and circumstances. Such methods may include, without limitation: (a) requiring reimbursement of cash Incentive-Based Compensation previously paid, (b) offsetting the amount to be recovered from any compensation otherwise owed by the Company to the Covered Executive, or (c) taking any other remedial or recovery action permitted by law, as determined by the Committee. If Incentive-Based Compensation in the form of an equity award is recoverable pursuant to this Policy, the Committee may cause the award to be modified or forfeited if the award is still outstanding.
Any recovery of any Erroneously Awarded Compensation must be made in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder.
Limited Exceptions
The Committee shall recover any Erroneously Awarded Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee, and one of the following conditions is met:
•the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has first made a reasonable effort to recover the Erroneously Awarded Compensation; or
•the recovery would likely cause a U.S. tax-qualified retirement plan to fail to meet the requirements of Internal Revenue Code Sections 401(a)(13) and 411(a) and the regulations thereunder.
Reliance on any of the above exemptions will comply with applicable listing standards, including, without limitation, documenting the reason for the impracticability and providing the required documentation to Nasdaq.
Other Recoupment Actions
The Company intends that this Policy will be applied to the fullest extent of applicable law. Any Incentive-Based Compensation provided for in an employment agreement, incentive compensation plan, policy, program or award agreement, equity award or similar plan, program or agreement shall, as a condition to the grant of any benefit thereunder, be subject to the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any

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other rights or remedies that may be available to the Company pursuant to the terms of any similar provision in any employment agreement, incentive compensation plan, policy, program or award agreement, equity award or similar plan, program or agreement or otherwise. This Policy is in addition to any other compensation clawback, recovery, repayment or forfeiture policy in effect or that may be adopted by the Company from time to time, or any laws, regulations, rules or listing standards applicable to the Company, including, without limitation, the Company’s right to recoup compensation subject to Section 304 of the Sarbanes-Oxley Act of 2002.
In the event of any Recoupment Event or any other clawback, recovery, repayment or forfeiture, the Committee, in its discretion, may take, or recommend, other actions that it determines to be appropriate, including, without limitation, termination of employment of a Covered Executive. The Committee also may determine that any one or more of such actions or this Policy should apply to employees in addition to the Covered Executives.
No Indemnification
The Company will not insure or indemnify any Covered Executives against (a) the loss of any Erroneously Awarded Compensation (or related expenses incurred by the Covered Executive) pursuant to a recovery of Erroneously Awarded Compensation under this Policy, or (b) any claims relating to the Company’s enforcement of its rights under this Policy.
Interpretation
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable under this Policy, and all such determinations made by the Committee will be final and binding on all affected individuals. This Policy shall be applied and interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 of the SEC, all applicable rules and regulations of the SEC and the rules or listing standards of the Nasdaq Stock Market.
Amendment
The Committee may amend this Policy at any time in its discretion so long as any such amendment is in compliance with Section 10D of the Exchange Act, Rule 10D-1 of the SEC, all applicable rules and regulations of the SEC and all applicable rules or listing standards of the Nasdaq Stock Market.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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